UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934

FINANCIAL ENGINES, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

317485100
(CUSIP Number)

Warburg Pincus Private Equity X, L.P.
c/o Warburg Pincus LLC
450 Lexington Ave
New York, NY 10017
(212) 878-0600

Copy to:
Mark F. Veblen
 Wachtell, Lipton, Rosen & Katz
 51 West 52nd Street
 New York, NY 10019
 (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

Warburg Pincus Private Equity X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,981,720 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,981,720 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,981,720 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person (as defined below), the total number of shares of Common Stock (as defined below) outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

Warburg Pincus X Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
127,408 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
127,408 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
127,408 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

Warburg Pincus X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

Warburg Pincus X GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

WPP GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

Warburg Pincus Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

Warburg Pincus Partners GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

Warburg Pincus & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

Warburg Pincus LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

Charles R. Kaye

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

CUSIP No.  317485100

1	NAMES OF REPORTING PERSONS

Joseph P. Landy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,109,128 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,109,128 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,109,128 (1)(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

(2) For purposes of calculating beneficial ownership of the Warburg Pincus Reporting Person, the total number of shares of Common Stock outstanding is based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on February 27, 2017.

(3) Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock.

  This Amendment No. 2 (this “Amendment”) further amends and supplements the Schedule 13D filed with the SEC on February 11, 2016, as amended by Amendment No. 1 on March 8, 2017 (as amended, this “Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners”, and together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the general partner of each of the WP X Funds, Warburg Pincus X GP L.P., a Delaware limited partnership (“WP X GP”) and the general partner of WP X LP, WPP GP LLC, a Delaware limited liability company (“WPP GP”) and the general partner of WP X GP, Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”) and the managing member of WPP GP, Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WPP GP LLC”) and the general partner of WP Partners, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP GP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the WP X Funds, and Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-Chief Executive Officer of WP LLC (“Messrs. Kaye and Landy,” and together with the WP X Funds, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC, the “Warburg Pincus Reporting Persons”).  Messrs. Kaye and Landy may be deemed to control the WP X Funds, WP X LP, WP X GP, WPP GP, WP Partners, WPP GP LLC, WP and WP LLC. WP X indirectly holds shares of Common Stock (as defined below) through its wholly owned subsidiary, WP X Finance, L.P., a Delaware limited partnership (“WP X Finance”, and together with WP X Partners, the “WP X Parties”). WP X is the general partner of WPX GP, L.P., a Delaware limited partnership, which is the managing general partner of WP X Finance. This Amendment relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Financial Engines, Inc., a Delaware corporation (“Financial Engines”).  Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

The transactions contemplated by the Underwriting Agreement, which is incorporated herein by reference, were consummated on March 10, 2017.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by amending and restating it as follows:

(a)     In the aggregate, the Warburg Pincus Reporting Persons beneficially own, as of the date hereof, an aggregate of 4,109,128 shares of Common Stock, representing 6.6% of Common Stock issued and outstanding (based on 62,222,714 shares of Common Stock outstanding as of January 31, 2017, as reported by the Issuer on its Form 10-K filed with the SEC on February 27, 2017).  This amount includes 127,408 shares of Common Stock held directly by WP X Partners and 3,981,720 shares of Common Stock held indirectly by WP X through its wholly owned subsidiary, WP X Finance, L.P.

(b)     Each Warburg Pincus Reporting Person, as a member of a “group” with the other Warburg Pincus Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to have shared voting, disposition and investment power with respect to 4,109,128 shares of Common Stock.  Each Warburg Pincus Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of its pecuniary interest in such shares of Common Stock, and this Statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act or otherwise, any of the Warburg Pincus Reporting Persons is the beneficial owner of the Common Stock.

(c)     Other than as described in this Amendment, none of the Warburg Pincus Reporting Persons has effected any transaction involving the Common Stock since the filing of Amendment No. 1.

(d)     To the best knowledge of the Warburg Pincus Reporting Persons, no person other than the Warburg Pincus Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Warburg Pincus Reporting Persons identified in this Item 5.

(e)     Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to include the following:

The responses set forth in Item 4 of this Schedule 13D are hereby incorporated by reference in their entirety.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following:

Exhibit Number	Description

5
Underwriting Agreement, dated March 7, 2017, among Financial Engines, Inc., WP X Finance, L.P., Warburg Pincus X Partners, L.P. and Morgan Stanley & Co. LLC (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Financial Engines, Inc. with the SEC on March 10, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2017

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X, L.P.
By: Warburg Pincus X GP L.P., its general partner
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS X GP L.P.
By: WPP GP LLC, its general partner
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WPP GP LLC
By: Warburg Pincus Partners, L.P., its managing member
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS, L.P.
By: Warburg Pincus Partners GP LLC, its general partner
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS PARTNERS GP LLC
By: Warburg Pincus & Co., its managing member

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

JOSEPH P. LANDY

By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

* The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc. and is hereby incorporated by reference.